UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number:  001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

$300 Million Senior Secured Loan Facility

On August 7, 2024, Global Ship Lease, Inc. (the “Company”) entered into a new $300 million senior secured term loan facility (the “New Facility”) with Credit Agricole Corporate and Investment Bank, ABN AMRO Bank N.V. and Bank of America N.A. as lenders. The Company intends to use the net proceeds from the New Facility to refinance or prepay, in full or in part, indebtedness under certain of its existing credit facilities. Attached hereto as Exhibit 99.1 is a press release of the Company, dated August 12, 2024, announcing the New Facility.

The information contained in this Report on Form 6-K (except for the statements attributed to the Company’s Chief Executive Officer contained in Exhibit 99.1) is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: August 13, 2024	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer